Exhibit 99.1

Jaguar Mining Announces First Quarter 2013 Financial Results

JAG - TSX/NYSE

TORONTO, May 13, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today reported a net loss of $6.9 million or $0.08 per fully diluted share for the quarter ended March 31, 2013.  This result compares to a net income of $2.8 million or $0.03 per fully diluted share in the first quarter of 2012. The first quarter 2013 result includes an interest expense of $8.2 million, a loss on disposition of property of $1.7 million, and a $1.1 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1). Excluding these non-operating items, Jaguar's first quarter result was a net income of $1.9 million or $0.04 per fully diluted share.

First Quarter Highlights

•	4% increase in gold production (excluding Paciência) from 23,895 ounces in Q1 2012 to 24,836 ounces in Q1 2013;
•	32% decrease in cash operating cost per ounce (excluding Paciência) from $1,212 in Q1 2012 to $826 in Q1 2013;
•	45% reduction in total headcount (including Paciência) from 2,202 in Q1 2012 to 1,210 in Q1 2013;
•	33% reduction in total administrative expenses from $6.3 million in Q1 2012 to $2.4 million in Q1 2013;
•	New COO and CFO appointed;
•	$30.0 million Renvest Credit Facility closed;
•	$18.4 million quarter ending cash balance as at March 31, 2013;
•	$3.8 million increase in working capital, from ($21.3) million at December 31, 2012 to ($17.5) million at March 31, 2013.

During the first quarter 2013, Jaguar sold 25,316 ounces of gold at an average realized price of $1,626 per ounce.  This compared to sales of 30,138 ounces of gold at an average realized price of $1,691 per ounce in the three months ended March 31, 2012.  Average cash operating cost per ounce was $826 in the first quarter 2013 compared to $1,268 in the first quarter 2012.  Cash operating margin was $800 per ounce in the first quarter 2013 compared to $423 per ounce in the first quarter 2012.  The decrease in the Company's average cash operating cost per ounce during the first quarter 2013 as compared to the first quarter 2012 was attributable to Jaguar's on-going cost reduction and operational improvement program which included placing the Paciência operation on care and maintenance beginning in May 2012, reduced headcount at the mining operations and continued focus on reducing dilution and improving safety and productivity.

Gold production for the quarter ended March 31, 2013 totaled 24,836 ounces compared to 31,233 ounces of gold in the first quarter of 2012.  The decline in comparative quarterly production levels was the result of the Company's decision to place the Paciência operation on care and maintenance beginning in May 2012 and a transition of mining and ground support methods which, during the course of implementation, negatively impacted production cycle times in the Turmalina operation.

Commenting on the Company's results, David Petroff, Jaguar's President and CEO stated: "The operating team is continuing to deliver on the budget set in December 2012.  Production targets are being met.  The focus remains on stabilizing operations, to ensure safety is a priority and that the gains made in the first quarter can be continued during the balance of the year. Renvest has confirmed the $25 million undrawn amount under the $30 million credit facility is now available. In light of the recent reduction in the price of gold, the Company is re-examining all sources and uses of cash with a view to reducing net cash outlays while maintaining the turnaround efforts. The support from all levels of Jaguar's employees, management and other service providers has been crucial in delivering these results.  Their efforts are much appreciated and we look forward to building on them".

Summary of Key Operating Results - Consolidated

	Three Months Ended March 31,
	2013	2012
($ in 000s, except per share amounts)
Gold sales	$ 41,170	$ 50,972
Ounces sold	25,316	30,138
Average sales price $ / ounce	1,626	1,691
Cash operating cost $ / ounce	826	1,268
Gross profit (loss)	10,382	(3,677)
Net income (loss)	(6,926)	2,809
Basic income (loss) per share	(0.08)	0.03
Diluted income (loss) per share	(0.08)	0.03
Weighted avg. # of shares outstanding - basic	84,906,423	84,409,648
Weighted avg. # of shares outstanding - diluted	84,906,423	84,431,344

Key Operating Statistics by Operation

Three Months Ended March 31, 2013 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	108	3.33	89%	10,321	$ 82.50	$ 862
Caeté	157	3.26	88%	14,515	73.38	801
Total	265	3.30	88%	24,836	$ 77.10	$ 826

Three Months Ended March 31, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	157	2.02	90%	10,014	$ 85.30	$ 1,342
Paciência	134	2.21	90%	7,338	79.20	1,451
Caeté	156	3.08	89%	13,881	95.50	1,118
Total	447	2.45	90%	31,233	$ 87.00	$ 1,268

2013 Outlook

The Company reiterates 2013 gold production guidance of between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0). Capital expenditures for 2013 are anticipated to be approximately $36.6 million of which $21.7 million is expected to be spent at Caeté and $12.7 million at Turmalina. Capital expenditures for 2013 are targeted at development, infill diamond drilling and resource diamond drilling to improve the quality of information available to the mining teams so appropriate decisions can be made concerning grade control and plant feed.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the first quarter results and operations on Tuesday, May 14, 2013 at 1:00 p.m. ET. The call can be accessed via telephone or webcast.

Live Teleconference Access:

US/Canada Toll-Free Dial-In Number:	(877) 201-0168 with Conference ID: 68812305
International Dial In:	(647) 788-4901 with Conference ID: 68812305

Live audio webcast:

http://event.on24.com/r.htm?e=618187&s=1&k=1E0EA5FF194211BDED1A485E9B57866F

Replay:

US/Canada Dial-In:	(855) 859-2056 with Conference ID: 68812305
International Dial-In:	(404) 537-3406 with Conference ID: 68812305

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's 2013 estimated gold production and cash operating cost.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective the first quarter of 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended March 31, 2013.

The following tables contain information for the quarter ended March 31, 2013. The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's unaudited interim financial statements for the period ended March 31, 2013 were filed on SEDAR and EDGAR on May 13, 2013. Readers should refer to those filings for the final unaudited interim financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)
	March 31, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$ 18,385	$ 13,856
Inventory	25,829	26,342
Recoverable taxes	8,615	9,031
Prepaid expenses and sundry assets	12,351	11,038
Derivatives	141	43
	65,321	60,310

Prepaid expenses and sundry assets	3,026	2,428
Restricted cash	109	609
Assets held for sale	1,843	612
Recoverable taxes	53,771	54,458
Property, plant and equipment	296,059	301,383
Mineral exploration projects	84,435	84,075
	$ 504,564	$ 503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 27,148	$ 29,745
Notes payable	27,561	27,388
Income taxes payable	16,015	15,451
Reclamation provisions	4,257	4,124
Other provisions	7,767	4,796
Deferred compensation liabilities	55	105
Other liabilities	19	20
	82,822	81,629

Notes payable	247,395	240,158
Option component of convertible notes	3,336	4,458
Deferred income taxes	6,587	6,624
Reclamation provisions	16,611	16,927
Deferred compensation liabilities	193	216
Other liabilities	73	60
Total liabilities	357,017	350,072

Shareholders' equity:
Share capital	370,603	370,043
Stock options	1,705	2,137
Contributed surplus	16,557	16,015
Deficit	(241,318)	(234,392)
Total equity attributable to equity shareholders of the Company	147,547	153,803

	$ 504,564	$ 503,875

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Gold sales	$ 41,170	$ 50,972
Production costs	(22,819)	(41,399)
Stock-based compensation	-	43
Depletion and amortization	(7,969)	(13,293)
Gross profit (loss)	10,382	(3,677)

Operating expenses:
Exploration	327	45
Paciência care and maintenance	708	-
Stock-based compensation (recoveries)	222	(808)
Administration	4,213	6,315
Management fees	-	30
Amortization	292	289
Other	2,984	401
Total operating expenses	8,746	6,272

Income (loss) before the following	1,636	(9,949)

Gain on derivatives	(482)	-
Gain on conversion option embedded in convertible debt	(1,122)	(14,325)
Foreign exchange gain	(647)	(3,175)
Accretion expense	457	595
Interest expense	8,174	7,123
Interest income	(260)	(1,858)
Loss (gain) on disposition of property	1,735	(278)
Other non-operating expenses (recoveries)	504	(27)
Total other expenses (income)	8,359	(11,945)

Income (loss) before income taxes	(6,723)	1,996
Income taxes
Current income taxes	338	319
Deferred income taxes (recoveries)	(135)	(1,132)
Total income taxes (recoveries)	203	(813)

Comprehensive income (loss) for the period	$ (6,926)	$ 2,809

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$ (6,926)	$ 2,809
Adjustments to reconcile net earnings to net cash provided by
(used in) operating activities:
Unrealized foreign exchange gain	(1,202)	(5,053)
Stock-based compensation expense (recovery)	222	(851)
Interest expense	8,174	7,123
Accretion expense	457	595
Deferred income taxes	(135)	(1,132)
Depletion and amortization	8,261	13,582
Unrealized gain on derivatives	(98)	-
Unrealized gain on option component of convertible note	(1,122)	(14,325)
Provision and loss on disposition of property, plant and equipment	2,224	-
Inventory recovery	-	(828)
Reclamation expenditure	(12)	(103)
	9,843	1,817
Change in non-cash operating working capital:
Inventory	436	(2,080)
Recoverable taxes	3,017	(1,957)
Prepaid expenses and sundry assets	(2,601)	(826)
Accounts payable and accrued liabilities	(3,095)	(1,378)
Income taxes payable	564	(408)
Other provisions	2,971	317
Deferred compensation liabilities	(64)	(1,612)
	11,071	(6,127)
Financing activities:
Repayment of debt	(7,098)	(1,100)
Increase in debt	11,762	6,000
Decrease in restricted cash	500	-
Interest paid	(3,963)	(3,152)
Other liabilities	11	(79)
	1,212	1,669
Investing activities:
Mineral exploration projects	(367)	(5,162)
Purchase of property, plant and equipment	(7,316)	(18,976)
Proceeds from disposition of property, plant and equipment	227	-
	(7,456)	(24,138)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	(298)	3,984
Increase (decrease) in cash and cash equivalents	4,529	(24,612)
Cash and cash equivalents, beginning of period	13,856	74,475
Cash and cash equivalents, end of period	$ 18,385	$ 49,863

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $3.3 million at March 31, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $1.1 million for the three-months ended March 31, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (period ended March 31, 2012 - $14.3 million gain).

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

T. Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 20:56e 13-MAY-13